Exhibit 99.1

April 16, 2026

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over April 15-16, 2026, considered and approved the following:

1.

Financial results of the Company for the quarter and year ended March 31, 2026, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. We are enclosing Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter and year ended March 31, 2026, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

2.

Re-appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026, to June 30, 2031, subject to approval of the shareholders of the Company.

3.

The proposal to buyback up to 60,00,00,000 (Sixty Crore Only) fully paid-up equity shares of ₹ 2/- (Rupees Two only), being 5.7% of the total paid-up equity share capital, for an aggregate amount not exceeding ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) (hereinafter referred to as the “Buyback Size”), at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per equity share (hereinafter the “Buyback Price” and such buyback, the “Buyback”).

The Buyback is proposed to be made from the existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying equity shares) as on the record date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, any expenses incurred or to be incurred for the Buyback like filing fees payable, advisors/legal fees, intermediary fees, public announcement publication expenses, printing, dispatch expenses and other incidental and related expenses.

Members of the promoter and promoter group of the Company have indicated their intention to participate in the proposed Buyback.

The proposed Buyback is subject to approval of shareholders by way of a special resolution through a postal ballot. The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

The process, record date, timelines and other requisite details with respect to the Buyback will be set out in the public announcement and the letter of offer to be published in accordance with the Buyback Regulations.

The Company has formed a Committee to oversee and implement the Buyback and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the proposed Buyback.

The details as required under Regulation 30 of Listing Regulations read with SEBI Master Circular No. HO/49/14/14(7)2025-CFD-POD/2/I/3762/2026 dated January 30, 2026 are set out in Annexure “A” and Annexure “B”.

The Board Meeting commenced on April 15, 2026 at 4 PM. The Board of Directors finally approved the aforesaid resolutions at their meeting held on April 16, 2026, which concluded at 3:55 PM.

This is for your information and records.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As above.

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for three months and year ended March 31, 2026 (the “Statement”/ “Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three months and year ended March 31, 2026.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three months and year ended March 31, 2026. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737 thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W- 100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815) UDIN:

Bengaluru, April 16, 2026

WIPRO LIMITED

CIN- L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website : www.wipro.com ; Email : info@wipro.com ; Tel:+91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR

ENDED MARCH 31, 2026 UNDER Ind AS

( ₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Income
I Revenue from operations	183,628	180,169	174,294	713,451	685,750
II Other income	7,861	10,284	14,021	47,491	39,477

III Total Income (I+II)	191,489	190,453	188,315	760,942	725,227

IV Expenses
a) Purchases of stock-in-trade	1,150	947	588	3,352	2,113
b) Changes in inventories of stock-in-trade	205	(45)	(27)	148	90
c) Employee benefits expense	96,853	98,496	95,596	388,809	383,850
d) Finance costs	2,918	2,753	2,537	10,959	10,018
e) Depreciation, amortisation and impairment expense	3,488	3,563	3,885	14,182	15,013
f) Sub-contracting and technical fees	33,564	30,886	28,905	126,442	112,812
g) Facility expenses	3,229	3,229	3,287	12,542	12,350
h) Travel	3,048	2,432	2,690	11,447	11,646
i) Communication	593	573	641	2,333	2,335
j) Legal and professional charges	1,615	1,638	2,286	6,075	7,189
k) Software license expense for internal use	4,529	4,527	4,194	17,331	16,023
l) Marketing and brand building	831	636	833	3,031	3,117
m) Other expenses	(1,316)	2,871	2,249	5,239	2,546

Total Expenses (IV)	150,707	152,506	147,664	601,890	579,102

V Profit before tax (III-IV)	40,782	37,947	40,651	159,052	146,125
VI Tax expense
a) Current tax	11,002	8,605	11,976	38,349	39,934
b) Deferred tax	(591)	1,520	(554)	(593)	(2,940)

Total tax expense (VI)	10,411	10,125	11,422	37,756	36,994

VII Profit for the period (V-VI)	30,371	27,822	29,229	121,296	109,131

VIII Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss:
Re-measurements of the defined benefit plans, net	395	(293)	(56)	222	316
Net change in fair value of investment in equity instruments measured at fair value through OCI	(7)	155	(5)	134	(9)
Deferred taxes relating to items that will not be reclassified to profit or loss	(94)	72	24	(49)	(73)
Items that will be reclassified to profit or loss:
Net change in time value of option contracts designated as cash flow hedges	175	186	(125)	73	(248)
Net change in intrinsic value of option contracts designated as cash flow hedges	(941)	81	447	(1,622)	193
Net change in fair value of forward contracts designated as cash flow hedges	(4,548)	(613)	1,139	(7,478)	(787)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(1,887)	(583)	438	(2,413)	1,189
Deferred taxes relating to items that will be reclassified to profit or loss	1,505	158	(469)	2,468	(24)

Total other comprehensive income for the period, net of taxes	(5,402)	(837)	1,393	(8,665)	557

IX Total comprehensive income for the period (VII+VIII)	24,969	26,985	30,622	112,631	109,688

1

X Paid up equity share capital (Par value ₹2 per share)	20,977	20,974	20,944	20,977	20,944
XI Reserve excluding revaluation reserves as per balance sheet				615,820	613,930
XII Earnings per equity share
(Equity shares of par value ₹2/- each) (EPS for the three months ended periods are not annualised)
Basic (in ₹)	2.90	2.66	2.80	11.59	10.44
Diluted (in ₹)	2.89	2.65	2.78	11.55	10.40

1.

The audited standalone financial results for the three months and year ended March 31, 2026 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three months and year ended March 31, 2026.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, for the year ended March 31, 2026, and the audited interim condensed standalone financial statements, for the nine months ended December 31, 2025, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act. 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the standalone financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Vide its order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Accordingly, the carrying value of assets, liabilities and reserves pertaining to these entities as appearing in the consolidated financials statements of Wipro Limited has been recognised in the standalone financial statements of Wipro Limited on account of merger effective April 01, 2024.

4.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

5.

Gain/(loss) on sale of property, plant and equipment, for the year ended March 31, 2026, includes gain on transfer of building of ₹ 405 and for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

6.

Other expenses includes reversal of impairment in the value of investment in subsidiary of ₹ 1,608 for the three months and year ended March 31, 2026 and net of insurance claim received of ₹ 1,805 during the year ended March 31, 2025.

7.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (353) and ₹ 2,915 for the three months ended March 31, 2026 and December 31, 2025, respectively, and ₹ 2,562 for the year ended March 31, 2026.

8.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024. the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserve, securities premium and retained earnings to the share capital.

9.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19 - Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Profit and Loss. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Code has resulted in a net increase of ₹ 2.562 in the provision for gratuity and remeasurement of leave encashment, which has been recognised as employee benefit expense in the current year. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

10.	During the year ended March 31, 2026, the Company paid an interim dividend of ₹ 11 per equity share (₹ 5 declared on July 17. 2025 and ₹ 6 declared on January 16, 2026).

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11.	Audited Balance Sheet:

	As at March 31, 2026	As at March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	68,146	70,517
Right-of-Use assets	14,506	12,909
Capital work-in-progress	4,122	1,785
Goodwill	6,098	6,082
Other intangible assets	430	721
Financial assets
Investments	242,145	204,399
Derivative assets	—	^
Unbilled receivables	7,010	—
Other financial assets	4,291	3,538
Deferred tax assets (net)	2,102	453
Non-current tax assets (net)	5,558	7,075
Other non-current assets	6,848	5,474

Total non-current assets	361,256	312,953

Current assets
Inventories	468	622
Financial assets
Investments	394,720	409,568
Derivative assets	888	1,578
Trade receivables	96,616	80,796
Unbilled receivables	46,202	37,436
Cash and cash equivalents	26,778	44,342
Other financial assets	6,694	5,973
Current tax assets (net)	6,308	3,781
Contract assets	7,352	9,815
Other current assets	26,142	22,408

Total current assets	612,168	616,319

TOTAL ASSETS	973,424	929,272

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,977	20,944
Other equity	615,820	613,930

TOTAL EQUITY	636,797	634,874

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	15,213	11,978
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	—	—
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	3,719	—
Other financial liabilities	731	1,051
Provisions	1,838	2,600
Deferred lax liabilities (net)	—	1,315
Non-current tax liabilities (net)	44,420	38,525
Other non-current liabilities	17,877	12,703

Total non-current liabilities	83,798	68,172

Current liabilities
Financial liabilities
Borrowings	61,500	60,500
Lease liabilities	4,148	3,813
Derivative liabilities	9,799	968
Trade payables
(a) Total outstanding dues of micro enterprises and small enterprises	2,315	1,286
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	57,788	66,537
Other financial liabilities	28,681	22,656
Contract liabilities	18,829	15,162
Other current liabilities	10,479	10,037
Provisions	13,058	13,167
Current tax liabilities (net)	46,232	32,100

Total current liabilities	252,829	226,226

TOTAL LIABILITIES	336,627	294,398

TOTAL EQUITY AND LIABILITIES	973,424	929,272

^	Value is less than ₹ 0.5

3

12.	Audited Statement of Cash Flows:

	Year ended March 31,
	2026	2025
Cash flows from operating activities
Profit for the year	121,296	109,131
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(415)	(712)
Depreciation, amortisation and impairment expense	14,182	15,013
Unrealised exchange (gain)/loss and net exchange (gain)/loss on loans to subsidiaries	(1,496)	(788)
Share-based compensation expense	3,874	4,847
Income tax expense	37,756	36,994
Lifetime expected credit loss	2,729	829
Finance and other income, net of finance costs	(32,945)	(28,187)
Diminution in the value of non-current investments	(1,554)	359
Changes in operating assets and liabilities
(Increase)/Decrease in trade receivables	(17,933)	3,627
(Increase)/Decrease in unbilled receivables and contract assets	(13,532)	(2,920)
(Increase)/Decrease in inventories	154	107
(Increase)/Decrease in other financial assets and other assets	(2,735)	5,740
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	1,992	9,341
Increase/(Decrease) in contract liabilities	3,667	845

Cash generated from operating activities before taxes	115,040	154,226

Income taxes paid, net	(19,332)	(20,860)

Net cash generated from operating activities	95,708	133,366

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(12,350)	(10,956)
Proceeds from disposal of property, plant and equipment	648	1,789
Payment for purchase of investments	(778,407)	(797,809)
Proceeds from sale of investments	796,704	704,597
Investment in subsidiaries	(33,548)	(51)
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	26,680	23,818
Dividend received	11,065	5,163

Net cash generated from/(used in) investing activities	10,792	(73,749)

Cash flows from financing activities
Proceeds from issuance of equity shares and shares pending allotment	33	27
Repayment of borrowings	(218,000)	(176,000)
Proceeds from borrowings	219,000	194,750
Payment of lease liabilities including interest	(5,754)	(5,254)
Payment of dividend	(115,206)	(62,750)
Interest and finance costs paid	(4,343)	(4,810)

Net cash used in financing activities	(124,270)	(54,037)

Net increase/(decrease) in cash and cash equivalents during the year	(17,770)	5,580
Effect of exchange rate changes on cash and cash equivalents	206	(293)
Cash and cash equivalents at the beginning of the year	44,342	39,055

Cash and cash equivalents at the end of the year	26,778	44,342

13.	Events after the reporting period

On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made there under.

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: April 16, 2026	Chairman

4

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months and year ended March 31, 2026 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three months and year ended March 31, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

Regd. Office: One international Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian

Anand Subramanian

Partner

(Membership No.110815)

UDIN:

Bengaluru, April 16, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com ; Email id - info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED

MARCH 31, 2026 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Income
I Revenue from operations	242,363	235,558	225,042	926,240	890,884
II Other income	8,542	10,053	11,883	38,737	38,840

III Total Income (I+II)	250,905	245,611	236,925	964,977	929,724

IV Expenses
a) Purchases of stock-in-trade	1,678	2,476	810	5,755	2,967
b) Changes in inventories of stock-in-trade	237	(15)	31	171	195
c) Employee benefits expense	143,408	142,009	133,454	555,855	533,477
d) Finance costs	3,701	3,656	3,767	14,577	14,770
e) Depreciation, amortisation and impairment expense	7,285	8,050	7,217	29,107	29,579
f) Sub-contracting and technical fees	27,925	27,667	24,896	107,668	100,148
g) Facility expenses	4,082	4,087	4,113	15,886	16,067
h) Travel	3,702	3,054	3,158	13,882	14,095
i) Communication	895	831	899	3,414	3,842
j) Legal and professional charges	2,661	2,836	3,133	10,199	11,270
k) Software license expense for internal use	5,805	5,701	4,951	21,720	19,338
l) Marketing and brand building	923	774	917	3,480	3,591
m) Lifetime expected credit loss/(write-back)	(144)	973	365	2,838	324
n) Other expenses	2,098	2,201	2,075	7,260	5,358

Total Expenses	204,256	204,300	189,786	791,812	755,021

V Share of net profit/(loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254
VI Profit before tax (III-IV+V)	46,676	41,339	47,430	173,422	174,957
VII Tax expense
a) Current tax	13,001	8,279	13,056	42,665	45,405
b) Deferred tax	(1,541)	1,610	(1,507)	(1,898)	(2,628)

Total tax expense	11,460	9,889	11,549	40,767	42,777

VIII Profit for the period (VI-VII)	35,216	31,450	35,881	132,655	132,180

IX Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit plans, net	462	(317)	98	142	323
Net change in fair value of investment in equity instruments measured at fair value through OCI	(964)	(422)	(2,950)	(1,452)	(3,619)
Deferred taxes relating to items that will not be reclassified to profit or loss	(98)	77	33	(6)	94
Items that will be reclassified to profit or loss:
Foreign currency translation differences relating to foreign operations	21,383	4,990	1,769	46,126	7,216
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	—	—	(55)	—	(41)
Net change in time value of option contracts designated as cash flow hedges	175	186	(125)	73	(248)
Net change in intrinsic value of option contracts designated as cash flow hedges	(941)	81	447	(1,622)	193
Net change in fair value of forward contracts designated as cash flow hedges	(4,809)	(727)	1,102	(7,902)	(993)
Net change in fair value of investment in debt instruments measured at fair value through OCI	(1,887)	(583)	438	(2,413)	1,189
Deferred taxes relating to items that will be reclassified to profit or loss	1,571	186	(459)	2,576	34

Total other comprehensive income for the period, net of taxes	14,892	3,471	298	35,522	4,148

Total comprehensive income for the period (VIII+IX)	50,108	34,921	36,179	168,177	136,328

1

X Profit for the period attributable to:
Equity holders of the Company	35,018	31,190	35,696	131,974	131,354
Non-controlling interests	198	260	185	681	826

Total comprehensive income for the period attributable to:	35,216	31,450	35,881	132,655	132,180

Equity holders of the Company	49,765	34,635	36,012	167,250	135,480
Non-controlling interests	343	286	167	927	848

	50,108	34,921	36,179	168,177	136,328

XI Paid up equity share capital (Par value ₹ 2 per share)	20,977	20,974	20,944	20,977	20,944

XII Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				859,206	802,697

XIII Earnings per equity share (EPS)
(Equity shares of par value ₹ 2/- each)
(EPS for the three months periods are not annualised)
Basic (in ₹)	3.34	2.98	3.41	12.60	12.56
Diluted (in ₹)	3.33	2.97	3.39	12.56	12.52

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2026. have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three months and year ended March 31, 2026.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2026. and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2025 which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI’). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ 405 and for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

4.	Other expenses are net of insurance claim received ₹ 1,805 for the year ended March 31, 2025.

5.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, and ₹ 2,756 for the year ended March 31, 2026.

6.	List of subsidiaries, associate and joint venture as at March 31, 2026 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE (2) Designit A/S	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	U.K. UAE Denmark Denmark Germany Norway Spain Israel	100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % % %

2

Wipro Bahrain Limited Co. W.L.L		Bahrain	100.00%
Wipro Czech Republic IT Services s.r.o.		Czech Republic	100.00%
Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.á.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company Italy Srl	Italy	100.00%
	Capco Brasil Serviços E	Brazil	99.99%
	Consultoria Ltda The Capital Markets Company BV (1)	Belgium	100.00%
PT. WT Indonesia		Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing		U.K.	100.00%
Services Limited	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of Oman	99.98%
Wipro Information Technology		Netherlands	100.00%
Netherlands BV.	Wipro Gulf LLC	Sultanate of Oman	0.02%
	Wipro Technologies SA	Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De Informatica Ltda	Brazil	0.07%
	Wipro do Brasil Technologia Ltda (1)	Brazil	99.44%
	Wipro Information Technology Kazakhstan LLP	Kazakhstan	100.00%
	Wipro Outsourcing Services (Ireland) Limited	Ireland	100.00%
	Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T. Sociedad Anonima	Costa Rica	100.00%
	Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP Z.O.O		Poland	100.00%
Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty		Australia	100.00%
Ltd	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%
Wipro Technologies South Africa (Proprietary) Limited		South Africa	69.42%
	Wipro Technologies Nigeria Limited	Nigeria	99.84%

3

	Wipro Technologies SRL Wipro (Thailand) Co. Limited Wipro Shanghai Limited Wipro Technologies Nigeria Limited Wipro Technologies Limited Wipro Technologies Peru SAC		Romania Thailand China Nigeria Russia Peru	100.00 99.97 84.63 0.16 0.01 0.02	% % % % % %
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited	Applied Value Technologies Pte. Limited Wipro Chengdu Limited PT. WT Indonesia Wipro (Thailand) Co. Limited Wipro (Dalian) Limited Wipro Technologies SDN BHD Wipro (Tianjin) Limited (3)		Singapore Singapore China Indonesia Thailand China Malaysia China	100.00 100.00 91.04 0.40 ^ 100.00 100.00 100.00	% % % % % % %
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro, LLC	Wipro Technologies SA DE CV Wipro Gallagher Solutions, LLC Wipro Insurance Solutions, LLC Wipro IT Services. LLC (8)

Aggne Global Inc.

Edgile, LLC

HealthPlan Services, Inc. (1)

Infocrossing, LLC

International TechneGroup

Incorporated (1)

Wipro NextGen Enterprise Inc.(1)

Rizing Intermediate Holdings, Inc.(1)

Wipro Appirio, Inc. (1)

Wipro Designit Services, Inc. (1)

Wipro Telecom Consulting LLC

Wipro VLSI Design Services,

LLC

Applied Value Technologies, Inc.

Wipro Business Services, LLC (10)

The Capital Markets Company, LLC (1)(7)

			USA Mexico USA USA USA USA USA USA USA USA USA USA USA USA USA USA USA USA USA	100.00 8.92 100.00 100.00 100.00 60.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % % % % % % % % % % % % % %
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.	Wipro Life Science Solutions, LLC		USA USA	100.00 100.00	% %
Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) (4)(5)			USA	100.00%
	Wipro Connected Services Mauritius Pvt Ltd (Formerly known as Harman Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%

4

	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Harman Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’. ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.a.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Socictas, effective September 19, 2025.

(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)

The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.) and its subsidiaries, effective December 1, 2025.

(5)	Wipro Digital Inc,, a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

(6)	Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

(7)	Capco RISC Consulting LLC merged with The Capital Markets Company, LLC effective March 30, 2026.

(8)	Cardinal US Holdings, Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

(9)	Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

(10)	Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20, 2026, which is 100% held by Wipro, LLC.

(1)

Step Subsidiary details of The Capital Markets Company LLC, HealthPlan Services. Inc., International TechneGroup Incorporated. Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

5

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC			USA
	Capco Consulting Services LLC (6)		USA	100.00%
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA	100.00%
International TechneGroup Incorporated			USA
	International TechneGroup Ltd. ITI Proficiency Ltd MechWorks S.R.L.		U.K. Israel Italy	100.00 100.00 100.00	% % %
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden	100.00%
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka	100.00%
		Attune Netherlands B.V. (11)	Netherlands	100.00%
	Rizing Solutions Canada Inc.		Canada	100.00%
	Rizing LLC (9)		USA	100.00%
		Rizing B.V. Rizing Consulting Ireland Limited Rizing Consulting Pty Ltd. Rizing Geospatial LLC Rizing GmbH Rizing Limited Rizing Pte Ltd. (11)	Netherlands Ireland Australia USA Germany U.K. Singapore	100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % %
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd Capco Belgium BV		South Africa Belgium	100.00 100.00	% %
		The Capital Markets Company s.r.o Capco Consultancy (Thailand) Ltd	Slovakia Thailand	15.00 0.04	% %
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia	100.00%
	Capco Consultancy (Thailand) Ltd		Thailand	99.92%
	Capco Consulting Singapore Pte. Ltd		Singapore	100.00%
	Capco Greece Single Member P.C		Greece	100.00%
	Capco Poland sp. z.o.o		Poland	100.00%
	The Capital Markets Company (UK) Ltd		U.K.	100.00%
		Capco Consultancy (Thailand) Ltd	Thailand	0.04%
		The Capital Markets Company Limited	Hong Kong	0.01%
	The Capital Markets Company GmbH		Germany	100.00%
		Capco Austria GmbH	Austria	100.00%
	The Capital Markets Company Limited		Hong Kong	99.99%
	The Capital Markets Company Limited		Canada	100.00%
		Capco Brasil Serviços E Consultoria Ltda	Brazil	0.01%
	The Capital Markets Company S.á.r.l		Switzerland	100.00%
		Andrion AG	Switzerland	100.00%
	The Capital Markets Company S.A.S		France	100.00%

6

	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampton Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia	100.00 100.00	% %
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC	Wipro Appirio UK Limited	USA Ireland U.K. USA	100.00 100.00 100.00	% % %
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland	100.00%
Wipro do Brasil Tcchnologia Ltda			Brazil
	Wipro do Brasil Services Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil	100.00 96.84	% %
Wipro Portugal S.A.			Portugal
	Wipro do Brasil Technologia Ltda Wipro Do Brasil Sistemas De Informatica Ltda Wipro Technologies GmbH		Brazil Brazil Germany	0.56 3.09 85.13	% % %
		Wipro Business Solutions GmbH (11) Wipro IT Services Austria GmbH	Germany Austria	100.00 100.00	% %
Harman Connected Services AB	Harman Connected Services Solutions (Chengdu) Co. Ltd.		Sweden China	100.00%

(11)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00 100.00 100.00	% % %
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00 100.00 100.00 100.00	% % % %
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania	100.00%

As at March 31, 2026, Wipro, LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVersc LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited. Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

7. Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1. Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas I and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

7

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial Services. Energy, Manufacturing and Resources, Capital Markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan. India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, year ended March 31, 2026 and March 31, 2025 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	79,844	77,809	73,721	305,571	281,824
Americas 2	67,288	67,708	68,582	269,077	271,972
Europe	65,412	62,405	58,552	244,165	240,077
APMEA	27,623	25,859	23,598	102,340	94,351

Total of IT Services	240,167	233,781	224,453	921,153	888,224
IT Products	2,521	2,565	813	6,940	2,692

Total segment revenue	242,688	236,346	225,266	928,093	890,916

Segment result
IT Services
Americas 1	16,058	16,409	16,195	62,896	58,186
Americas 2	12,181	14,450	15,513	53,138	61,326
Europe	10,092	8,003	8,140	31,083	29,434
APMEA	5,085	3,583	3,672	14,955	12,850
Unallocated	(1,899)	(1,259)	(4,250)	(3,426)	(10,157)

Total of IT Services	41,517	41,186	39,270	158,646	151,639
IT Products	211	227	28	559	(173)
Reconciling Items	235	(5,678)	(211)	(7,954)	(195)

Total segment result	41,963	35,735	39,087	151,251	151,271

Finance costs	(3,701)	(3,656)	(3,767)	(14,577)	(14,770)
Finance and other income	8,387	9,232	11,819	36,491	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	27	28	291	257	254

Profit before tax	46,676	41,339	47,430	173,422	174,957

8

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 325, ₹ 788 and ₹ 224 for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025 respectively and ₹ l,853 and ₹ 32 for the year ended March 31, 2026, and March 31, 2025, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ 2,629 and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, and ₹ 5,139 and ₹ Nil for the year ended March 31, 2026 and March 31, 2025, respectively, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Amortisation and impairment expenses on intangible assets	1,840	2,652	1,631	7,787	7,909
Change in fair value of contingent consideration	^	^	(2)	49	(169)

^	Value is less than ₹ 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,400, 1,365 and ₹ 1,195 for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively and ₹ 4,465 and ₹ 5,524 for the year ended March 31, 2026, and March 31, 2025, respectively.

h)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ (170), ₹ 33 and ₹ (160) for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively and ₹ 393 and ₹ 606 for the year ended March 31, 2026, and March 31, 2025, respectively.

8.

Decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge of ₹ Nil, ₹ 841 and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively and ₹ 851 and ₹ 1.155 for the year ended March 31, 2026 and March 31, 2025, respectively, as part of depreciation, amortization and impairment expense.

9.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

10.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with Ind AS 19 – Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Code has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognised as employee benefit expense in the current year. The Company continues to monitor the finalisation of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

9

11.	Audited Consolidated Balance Sheet

	As at
	March 31, 2026	March 31, 2025
ASSETS
Non-current assets
Property, plant and equipment	77,224	78,473
Right-of-Use assets	28,287	25,598
Capital work-in-progress	4,122	1,964
Goodwill	382,214	320,346
Other Intangible assets	29,176	27,450
Investments accounted for using the equity method	2,126	1,327
Financial assets
Investments	28,053	26,458
Derivative assets	—	^
Trade receivables	349	299
Unbilled receivables	7,433	—
Other financial assets	6,259	4,664
Deferred tax assets (net)	5,242	2,561
Non-current tax assets (net)	7,787	7,230
Other non-current assets	9,451	7,707

Total non-current assets	587,723	504,077

Current assets
Inventories	517	694
Financial assets
Investments	437,680	411,474
Derivative assets	888	1,820
Trade receivables	135,901	117,745
Unbilled receivables	76,823	64,280
Cash and cash equivalents	105,555	121,974
Other financial assets	10,245	8,448
Current tax assets (net)	10,762	6,417
Contract assets	14.819	15,795
Other current assets	33,164	29,128

Total current assets	826,354	777,775

TOTAL ASSETS	1,414,077	1,281,852

EQUITY AND LIABILITIES
EQUITY
Equity share capital	20,977	20,944
Other equity	859,206	802,697

Equity attributable to the equity holders of the Company	880,183	823,641
Non-controlling interests	2,509	2,138

TOTAL EQUITY	882,692	825,779

LIABILITIES
Non-current liabilities
Financial liabilities
Borrowings	1,962	63,954
Lease liabilities	26,327	22.193
Trade payables	4,394	—
Other financial liabilities	6,743	7,793
Provisions	5,389	4,656
Deferred tax liabilities (net)	17,266	16,443
Non-current tax liabilities (net)	48,195	42,024
Other non-current liabilities	17,877	12,757

Total non-current liabilities	128,153	169,820

Current liabilities
Financial liabilities
Borrowings	165,912	97,863
Lease liabilities	8,709	8,025
Derivative liabilities	10,978	968
Trade payables	62,894	58,667
Other financial liabilities	43,387	33,463
Contract liabilities	25,434	20,063
Other current liabilities	16,834	15,085
Provisions	19,463	17,638
Current tax liabilities (net)	49,621	34,481

Total current liabilities	403,232	286,253

TOTAL LIABILITIES	531,385	456,073

TOTAL EQUITY AND LIABILITIES	1,414,077	1,281,852

^	Value is less than ₹ 0.5

10

12.	Audited Consolidated Statement of Cash flows

	Year ended March 31,
	2026	2025
Cash flows from operating activities
Profit for the year	132,655	132,180
Adjustments to reconcile profit for the year to net cash generated from operating activities
Gain on sale of property, plant and equipment, net	(393)	(606)
Depreciation, amortisation and impairment expense	29,107	29,579
Unrealised exchange (gain)/loss, net	2,168	(623)
Share-based compensation expense	4,465	5,551
Share of net (profit) loss of associate and joint venture accounted for using equity method	(257)	(254)
Income tax expense	40,767	42,777
Finance and other income, net of finance costs	(21,914)	(23,432)
Change in fair value of contingent consideration	49	(169)
Lifetime expected credit loss	2,838	324
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	(11,442)	1,894
(Increase)/Decrease in unbilled receivables and contract assets	(14,498)	(1,331)
(Increase)/Decrease in Inventories	184	213
(Increase )/Decrease in other financial assets and other assets	(205)	6,609
Increase/(Decrease) in trade payables, other financial liabilities, other liabilities and provisions	8,482	548
Increase (Decrease) in contract liabilities	3,555	2,341

Cash generated from operating activities before taxes	175,561	195,601
Income taxes paid, net	(26,245)	(26,175)

Net cash generated from operating activities	149,316	169,426

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(15,603)	(14,737)
Proceeds from disposal of property, plant and equipment	758	1,822
Investment in associate	(352)	—
Payment for purchase of investments	(837,806)	(801,582)
Proceeds from sale of investments	816,732	706,520
Payment for business acquisitions including deposits and escrow, net of cash acquired	(26,033)	(964)
Repayment of security deposit for property, plant and equipment	—	(300)
Interest received	28,878	26,212
Dividend received	3	2,299

Net cash generated from/(used in) investing activities	(33,423)	(80,730)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	33	27
Repayment of borrowings	(259,841)	(177,672)
Proceeds from borrowings	253,089	195,595
Payment of lease liabilities	(11,561)	(10,474)
Payment for contingent consideration	(648)	—
Payment of deferred consideration on business combination	(221)	—
Interest and finance costs paid	(6,336)	(8,689)
Payment of dividend	(115,206)	(62,750)
Payment of dividend to Non-controlling interest holders	(569)	—

Net cash generated from/(used) in financing activities	(141,260)	(63,963)

Net increase in cash and cash equivalents during the year	(25,367)	24,733
Effect of exchange rate changes on cash and cash equivalents	8,948	290
Cash and cash equivalents al the beginning of the year	121,974	96,951

Cash and cash equivalents at the end of the year	105,555	121,974

13.	Events after the reporting period

a)

On April 5, 2026, the Company signed a definitive agreement to acquire Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services for a total consideration of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending June 30, 2026.

b)

On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of USD 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c)

On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder.

By order of the Board,	For Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: April 16, 2026	Chairman

11

Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months and year ended March 31, 2026 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three months and year ended March 31, 2026.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No.110815) UDIN:

Bengaluru, April 16, 2026

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31. 2026

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended			Year ended
Particulars	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Income
a) Revenue from operations	242,363	235,558	225,042	926,240	890,884
b) Foreign exchange gains/(losses), net	325	788	224	1,853	32

I Total income	242,688	236,346	225,266	928,093	890,916

Expenses
a) Purchases of stock-in-trade	1,678	2,476	810	5,755	2,967
b) Changes in inventories of stock-in-trade	237	(15)	31	171	195
c) Employee benefits expense	143,408	142,009	133,454	555,855	533,477
d) Depreciation, amortization and impairment expense	7,285	8,050	7,217	29,107	29,579
e) Sub-contracting and technical fees	27,925	27,667	24,896	107,668	100,148
f) Facility expenses	4,082	4,087	4,113	15,886	16,067
g) Travel	3,702	3,054	3,158	13,882	14,095
h) Communication	895	831	899	3,414	3,842
i) Legal and professional fees	2,661	2,836	3,133	10,199	11,270
j) Software license expense for internal use	5,805	5,701	4,951	21,720	19,338
k) Marketing and brand building	923	774	917	3,480	3,591
l) Lifetime expected credit loss/ (write-back)	(144)	973	365	2,838	324
m) (Gain)/loss on sale of property, plant and equipment, net	170	(33)	160	(393)	(606)
n) Other expenses	2,098	2,201	2,075	7,260	5,358

II Total expenses	200,725	200,611	186,179	776,842	739,645

III Finance expenses	3,701	3,656	3,767	14,577	14,770
IV Finance and other income	8,387	9,232	11,819	36,491	38,202
V Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254

VI Profit before tax [I-II-III+IV+V]	46,676	41,339	47,430	173,422	174,957

VII Tax expense	11,460	9,889	11,549	40,767	42,777

VIII Profit for the period [VI-VII]	35,216	31,450	35,881	132,655	132,180

Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	363	(240)	124	132	274
Net change in fair value or investment in equity instruments measured at fair value through OCI	(963)	(422)	(2,943)	(1,448)	(3,476)
Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	21,655	5,050	1,762	46,643	7,331
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	—	(55)	—	(41)
Net change in time value of option contracts designated as cash flow hedges, net of taxes	132	139	(94)	55	(189)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(719)	59	335	(1,234)	146
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(3,682)	(560)	810	(6,015)	(745)
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	(1,622)	(495)	352	(2,094)	963

IX Total other comprehensive income for the period, net of taxes	15,164	3,531	291	36,039	4,263

Total comprehensive income for the period [VIII+IX]	50,380	34,981	36,172	168,694	136,443

X Profit for the period attributable to:
Equity holders of the Company	35,018	31,190	35,696	131,974	131,354
Non-controlling interests	198	260	185	681	826

	35,216	31,450	35,881	132,655	132,180

Total comprehensive income for the period attributable to:
Equity holders of the Company	50,037	34,695	36,005	167,767	135,595
Non-controlling interests	343	286	167	927	848

	50,380	34,981	36,172	168,694	136,443

XI Paid up equity share capital (Par value ₹ 2 per share)	20,977	20,974	20,944	20,977	20,944

XII Reserves excluding revaluation reserves and Non- controlling interests as per balance sheet				864,391	807,365

XIII Earnings per share (EPS)
(Equity shares of par value of ₹ 2/- each)
(EPS for the three months ended periods are not annualized)
Basic (in ₹)	3.34	2.98	3.41	12.60	12.56
Diluted (in ₹)	3.33	2.97	3.39	12.56	12.52

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2026, have been approved by the Board of Directors of the Company at its meeting held on April 16, 2026. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months and year ended March 31, 2026.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the year ended March 31, 2026 and the audited interim condensed consolidated financial statements for the nine months ended December 31, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The figures of last quarter are the balancing figures between audited figures in respect of the full financial year and the published year-to-date figures up to the third quarter of the current financial year. All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2026, includes gain on transfer of building of ₹ (405) and for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the year ended March 31, 2025.

5.

Employee benefits expense includes impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, and ₹ 2,756 for the year ended March 31, 2026.

6.	List of subsidiaries, associate and joint venture as at March 31,2026 arc provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
Attune Consulting India Private Limited			India	100.00%
Capco Technologies Private Limited			India	100.00%
Wipro Chengdu Limited			China	8.96%
Wipro Holdings (UK) Limited	Wipro Technologies SRL		U.K. Romania	100.00 ^	%
Wipro IT Services Bangladesh Limited			Bangladesh	100.00%
Wipro IT Services UK Societas	Capco Consulting Middle East FZE(2) Dcsignit A/S	Designit Denmark A/S	U.K. UAE Denmark Denmark	100.00 100.00 100.00 100.00	% % % %

Wipro Bahrain Limited Co. W.L.L	Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	Germany Norway Spain Israel Bahrain	100.00 100.00 100.00 100.00 100.00	% % % % %

Wipro Czech Republic IT Services		Czech Republic	100.00%
s.r.o. Wipro CRM Services		Belgium	100.00%
	Wipro 4C Consulting France SAS	France	100.00%
	Wipro CRM Services B.V.	Netherlands	100.00%
	Wipro CRM Services ApS	Denmark	100.00%
	Wipro CRM Services UK Limited	U.K.	100.00%
Grove Holdings 2 S.a.r.l		Luxembourg	100.00%
	Capco Solution Services GmbH	Germany	100.00%
	The Capital Markets Company	Italy	100.00%
	Italy Srl Capco Brasil Servians E	Brazil	99.99%
	Consultoria Ltda The Capital Markets Company	Belgium	100.00%
PT. WT Indonesia	BV(1)	Indonesia	99.60%
Rainbow Software LLC		Iraq	100.00%
Wipro Arabia Limited		Saudi Arabia	66.67%
	Women’s Business Park Technologies Limited	Saudi Arabia	100.00%
Wipro Doha LLC		Qatar	100.00%
Wipro Financial Outsourcing Services Limited		U.K.	100.00%
	Wipro UK Limited	U.K.	100.00%
Wipro Gulf LLC		Sultanate of	99.98%
Wipro Information Technology Netherlands BV.		Oman Netherlands	100.00%
	Wipro Gulf LLC	Sultanate of	0.02%
	Wipro Technologies SA	Oman Argentina	2.62%
	Wipro (Thailand) Co. Limited	Thailand	0.03%
	Wipro Technologies GmbH	Germany	14.87%
	Wipro Do Brasil Sistemas De	Brazil	0.07%
	Informatica Ltda Wipro do Brasil Technologia	Brazil	99.44%
	Ltda(1) Wipro Information Technology	Kazakhstan	100.00%
	Kazakhstan LLP Wipro Outsourcing Services	Ireland	100.00%
	(Ireland) Limited Wipro Portugal S.A. (1)	Portugal	100.00%
	Wipro Solutions Canada Limited	Canada	100.00%
	Wipro Technologies Limited	Russia	99.99%
	Wipro Technologies Peru SAC	Peru	99.98%
	Wipro Technologies W.T.	Costa Rica	100.00%
	Sociedad Anonima Wipro Technology Chile SPA	Chile	100.00%
	Applied Value Technologies B.V.	Netherlands	100.00%
Wipro IT Service Ukraine, LLC		Ukraine	100.00%
Wipro IT Services Poland SP		Poland	100.00%
Z.O.O Wipro IT Services S.R.L.		Romania	100.00%
Wipro Regional Headquarter		Saudi Arabia	100.00%
Wipro Technologies Australia Pty Ltd		Australia	100.00%
	Wipro Ampion Holdings Pty Ltd (1)	Australia	100.00%
Wipro Technologies SA		Argentina	97.38%
Wipro Technologies SA DE CV		Mexico	91.08%

Wipro Technologies South Africa (Proprietary) Limited

Wipro Technologies SRL

Wipro (Thailand) Co. Limited

Wipro Shanghai Limited

Wipro Technologies Nigeria

Limited

Wipro Technologies Limited

Wipro Technologies Peru SAC

		Wipro Technologies Nigeria Limited	South Africa Nigeria Romania Thailand China Nigeria Russia Peru	69.42 99.84 100.00 99.97 84.63 0.16 0.01 0.02	% % % % % % % %
Wipro Japan KK			Japan	100.00%
Wipro Networks Pte Limited			Singapore	100.00%
	Applied Value Technologies Pte. Limited		Singapore	100.00%
	Wipro Chengdu Limited		China	91.04%
	PT. WT Indonesia		Indonesia	0.40%
	Wipro (Thailand) Co. Limited		Thailand	^
	Wipro (Dalian) Limited		China	100.00%
	Wipro Technologies SDN BHD		Malaysia	100.00%
	Wipro (Tianjin) Limited (3)		China	100.00%
Wipro Philippines, Inc.			Philippines	100.00%
Wipro Shanghai Limited			China	15.37%
Wipro Travel Services Limited			India	100.00%
Wipro. LLC			USA	100.00%
	Wipro Technologies SA DE CV		Mexico	8.92%
	Wipro Gallagher Solutions, LLC		USA	100.00%
	Wipro Insurance Solutions, LLC		USA	100.00%
	Wipro IT Services, LLC (8)		USA	100.00%
		Aggne Global Inc.	USA	60.00%
		Edgilc, LLC	USA	100.00%
		HealthPlan Services, Inc. (1)	USA	100.00%
		Infocrossing, LLC	USA	100.00%
		International TechneGroup Incorporated (1)	USA	100.00%
		Wipro NextGen Enterprise Inc. (1)	USA	100.00%
		Rizing Intermediate Holdings, Inc. (1)	USA	100.00%
		Wipro Appirio, Inc. (1)	USA	100.00%
		Wipro Designit Services, Inc. (1)	USA	100.00%
		Wipro Telecom Consulting LLC	USA	100.00%
		Wipro VLSI Design Services, LLC	USA	100.00%
		Applied Value Technologies. Inc.	USA	100.00%
		Wipro Business Services LLC (10)	USA	100.00%
		The Capital Markets Company, LLC (1) (7)	USA	100.00%
Aggne Global IT Services Private Limited			India	60.00%
Wipro, Inc.			USA	100.00%
	Wipro Life Science Solutions, LLC		USA	100.00%
Wipro Connected Services. Inc. (Formerly known as Harman			USA	100.00%
Connected Services, Inc.) (4) (5)	Wipro Connected Sendees Mauritius Pvt Ltd (Formerly known as Hannan Connected Services Mauritius Pvt Ltd)		Mauritius	100.00%
		Connected Services Corporation Wipro India Private Limited Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)	India	98.40%

	Connected Services Corporation Wipro India Private Limited (Formerly known as Harman Connected Services Corporation India Pvt. Ltd.)		India	1.60%
	Wipro Connected Services Engineering Corp. (Formerly known as Harman Connected Services Engineering Corp.)		USA	100.00%
	Wipro Connected Services UK Limited (Formerly known as Harman Connected Services UK Limited)		UK	100.00%
		Hannan Connected Services Morocco	Morocco	100.00%
	Wipro Connected Services US Midco LLC (Formerly known as Harman Connected Services US Midco LLC)		USA	100.00%
		Harman Connected Services AB (1)	Sweden	100.00%
The Wipro SA Broad Based Ownership Scheme Trust
	Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD			100.00%
		Wipro Technologies South Africa (Proprietary) Limited	South Africa	30.58%

^	Value is less than 0.01%

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’. ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)	Grove Holdings 2 S.a.r.l. has transferred its entire shareholding in Capco Consulting Middle East FZE to Wipro IT Services UK Societas, effective September 19, 2025.

(3)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(4)

The Company, through its subsidiaries, has acquired 100% shareholding in Wipro Connected Services, Inc. (Formerly known as Harman Connected Services. Inc.) and its subsidiaries, effective December 1, 2025.

(5)	Wipro Digital Inc., a wholly owned subsidiary, has merged with Wipro Connected Services, Inc. (Formerly known as Harman Connected Services, Inc.), a step-down subsidiary, effective December 1, 2025.

(6)	Cardinal US Holdings, Inc transferred its entire ownership in Capco Consulting Services LLC to The Capital Markets Company, LLC effective March 30, 2026.

(7)	Capco RISC Consulting LLC merged with The Capital Markets Company. LLC effective March 30, 2026.

(8)	Cardinal US Holdings. Inc. merged with Wipro IT Services, LLC effective March 31, 2026.

(9)	Rizing Consulting USA, LLC (Formerly known as Rizing Consulting USA, Inc.) merged with Rizing LLC effective March 31, 2026.

(10)	Wipro Business Services LLC has been incorporated as a step down subsidiary of the Company with effect from January 20. 2026, which is 100% held by Wipro, LLC.

(1)

Step Subsidiary details of The Capital Markets Company LLC. Health Plan Services, Inc.. International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Harman Connected Services AB are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation	Holding
The Capital Markets Company, LLC	Capco Consulting Services LLC (6)		USA USA	100.00%
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA	100.00%
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd Mech Works S.R.L.		USA U.K. Israel Italy	100.00 100.00 100.00	% % %
Wipro NextGen Enterprise Inc.	LeanSwilt AB		USA Sweden	100.00%
Rizing Intermediate Holdings, Inc.	Rizing Lanka (Private) Ltd Rizing Solutions Canada Inc. Rizing LLC (9)	Attune Netherlands B.V. (11) Rizing B.V. Rizing Consulting Ireland Limited Rizing Consulting Pty Ltd. Rizing Geospatial LLC Rizing GmbH Rizing Limited Rizing Pte Ltd. (11)	USA Sri Lanka Netherlands Canada USA Netherlands Ireland Australia USA Germany U.K. Singapore	100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00 100.00	% % % % % % % % % % %
The Capital Markets Company BV	CapAfric Consulting (Pty) Ltd Capco Belgium BV	The Capital Markets Company s.r.o Capco Consultancy (Thailand) Ltd	Belgium South Africa Belgium Slovakia Thailand	100.00 100.00 15.00 0.04	% % % %
	Capco Consultancy (Malaysia) Sdn. Bhd Capco Consultancy (Thailand) Ltd		Malaysia Thailand	100.00 99.92	% %
	Capco Consulting Singapore Pte. Ltd Capco Greece Single Member P.C		Singapore Greece	100.00 100.00	% %
	Capco Poland sp. z.o.o The Capital Markets Company (UK) Ltd	Capco Consultancy (Thailand) Ltd	Poland U.K. Thailand	100.00 100.00 0.04	% % %
	The Capital Markets Company GmbH The Capital Markets Company Limited The Capital Markets Company Limited The Capital Markets Company S.á.r.l The Capital Markets Company S.A.S	The Capital Markets Company Limited Capco Austria GmbH Capco Brasil Services E Consultoria Ltda Andrion AG	Hong Kong Germany Austria Hong Kong Canada Brazil Switzerland Switzerland France	0.01 100.00 100.00 99.99 100.00 0.01 100.00 100.00 100.00	% % % % % % % % %

	The Capital Markets Company s.r.o		Slovakia	85.00%
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia	100.00 100.00	% %
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC	Wipro Appirio UK Limited	USA Ireland U.K. USA	100.00 100.00 100.00	% % %

Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland	100.00%

Wipro do Brasil Technologia Ltda	Wipro do Brasil Services Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil Brazil	100.00 96.84	% %

Wipro Portugal S.A.	Wipro do Brasil Technologia Ltda Wipro Do Brasil Sistemas De Informatica Ltda Wipro Technologies GmbH	Wipro Business Solutions GmbH (11) Wipro IT Services Austria GmbH	Portugal Brazil Brazil Germany Germany Austria	0.56 3.09 85.13 100.00 100.00	% % % % %

Harman Connected Services AB	Harman Connected Services Solutions (Chengdu) Co. Ltd.		Sweden China	100.00%

(11)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries		Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.	100.00 100.00 100.00	% % %
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia	100.00 100.00 100.00 100.00	% % % %
Wipro Business Solutions GmbH			Germany	100.00%
	Wipro Technology Solutions S.R.L		Romania

As at March 31, 2026, Wipro. LLC held 43.7% interest in Drivestream Inc. and Wipro IT Services LLC held 27% interest in SDVcrsc LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6. Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2. Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended March 31, 2026, December 31, 2025, March 31, 2025, year ended March 31, 2026, and March 31, 2025 are as follows:

Particulars	Three months ended			Year ended
	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	79,844	77,809	73,721	305,571	281,824
Americas 2	67,288	67,708	68,582	269,077	271,972
Europe	65,412	62,405	58,552	244,165	240,077
APMEA	27,623	25,859	23,598	102,340	94,351

Total of IT Services	240,167	233,781	224,453	921,153	888,224
IT Products	2,521	2,565	813	6,940	2,692

Total segment revenue	242,688	236,346	225,266	928,093	890,916

Segment result
IT Services
Americas 1	16,058	16,409	16,195	62,896	58,186
Americas 2	12,181	14,450	15,513	53,138	61,326
Europe	10,092	8,003	8,140	31,083	29,434
APMEA	5,085	3,583	3,672	14,955	12,850
Unallocated	(1,899)	(1,259)	(4,250)	(3,426)	(10,157)

Total of IT Services	41,517	41,186	39,270	158,646	151,639
IT Products	211	227	28	559	(173)
Reconciling Items	235	(5,678)	(211)	(7,954)	(195)

Total segment result	41,963	35,735	39,087	151,251	151,271

Finance expenses	(3,701)	(3,656)	(3,767)	(14,577)	(14,770)
Finance and other income	8,387	9,232	11,819	36,491	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	27	28	291	257	254

Profit before tax	46,676	41,339	47,430	173,422	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 325, ₹ 788, and ₹ 224 for the three months ended March 31, 2026, December 31, 2025, and March 31, 2025, respectively, ₹ 1,853 and ₹ 32 for the year ended March 31, 2026 and March 31, 2025, respectively, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ 2,629 and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, ₹ 5,139 and ₹ Nil for the year ended March 31, 2026 and March 31, 2025, respectively, is included under Reconciling Items.

e)

Impact of past service cost on gratuity and remeasurement of leave encashment due to implementation of new labour code amounting to ₹ (272) and ₹ 3,028 for the three months ended March 31, 2026 and December 31, 2025, respectively, ₹ 2,756 for the year ended March 31, 2026, is included under Reconciling items.

f)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
Particulars	March 31, 2026	December 31, 2025	March 31, 2025	March 31, 2026	March 31, 2025
Amortization and impairment expenses on intangible assets	1,840	2,652	1,631	7,787	7,909
Change in fair value of contingent consideration	^	^	(2)	49	(169)

^	Value is less than 0.5

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,400, ₹ 1,365 and ₹ 1,195 for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively and ₹ 4,465 and ₹ 5,542 for the year ended March 31, 2026 and March 31, 2025, respectively.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 170, ₹ (33) and ₹ 160 for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, and ₹ (393) and ₹ (606) for the year ended March 31, 2026 and March 31, 2025 respectively.

7.

Decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ Nil, ₹ 841, and ₹ Nil for the three months ended March 31, 2026, December 31, 2025 and March 31, 2025, respectively, ₹ 851, and ₹ 1,155 for the year ended March 31, 2026 and March 31, 2025, as part of depreciation, amortization and impairment expense.

8.	Issue of bonus shares

During the year ended March 31, 2025, the company concluded bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

9.

On November 21, 2025, the Government of India notified four Labour Codes, effective immediately, replacing the existing 29 labour laws. In accordance with IAS 19 — Employee benefits, changes to employee benefit plans arising from legislative amendments are treated as plan amendments, requiring immediate recognition of past service cost in the Statement of Income. This approach is consistent with the guidance issued by the Institute of Chartered Accountants of India.

The Company has concluded the salary restructuring exercise in compliance with the Labour Codes. The implementation of the Labour Code has resulted in a net increase of ₹ 2,756 in the provision for gratuity and remeasurement of leave encashment, which has been recognized as employee benefit expense in the current year. The Company continues to monitor the finalization of Central and State Rules, as well as Government clarifications on other aspects of the Labour Codes.

10. Audited Consolidated Balance Sheet:

	As at March 31, 2025	As at March 31, 2026
ASSETS
Goodwill	325,014	387,399
Intangible assets	27,450	29,176
Property, plant and equipment	80,684	81,787
Right-of-Use assets	25,598	28,287
Financial assets
Derivative assets	^	—
Investments	26,458	28,053
Trade receivables	299	349
Unbilled receivables	—	7,433
Other financial assets	4,664	6,259
Investments accounted for using the equity method	1,327	2,126
Deferred tax assets	2,561	5,242
Non-current tax assets	7,230	7,787
Other non-current assets	7,460	9,010

Total non-current assets	508,745	592,908

Inventories Financial assets	694	517
Derivative assets	1,820	888
Investments	411,474	437,680
Cash and cash equivalents	121,974	105,555
Trade receivables	117,745	135,901
Unbilled receivables	64,280	76,823
Other financial assets	8,448	10,245
Contract assets	15,795	14,819
Current tax assets	6,417	10,762
Other current assets	29,128	33,164

Total current assets	777,775	826,354

TOTAL ASSETS	1,286,520	1,419,262

EQUITY
Share capital	20,944	20,977
Share premium	2,628	6,158
Retained earnings	716,477	735,057
Share-based payment reserve	6,985	7,920
Special Economic Zone Re-investment reserve	27,778	25,966
Other components of equity	53,497	89,290

Equity attributable to the equity holders of the Company	828,309	885,368
Non-controlling interests	2,138	2,509

TOTAL EQUITY	830,447	887,877

LIABILITIES
Financial liabilities
Loans and borrowings	63,954	1,962
Lease liabilities	22,193	26,327
Accrued expenses	—	4,394
Other financial liabilities	7,793	6,743
Deferred tax liabilities	16,443	17,266
Non-current tax liabilities	42,024	48,195
Other non-current liabilities	17,119	23,042
Provisions	294	224

Total non-current liabilities	169,820	128,153

Financial liabilities
Loans, borrowings and bank overdrafts	97,863	165,912
Lease liabilities	8,025	8,709
Derivative liabilities	968	10,978
Trade payables and accrued expenses	88,252	94,924
Other financial liabilities	3,878	11,357
Contract liabilities	20,063	25,434
Current tax liabilities	34,481	49,621
Other current liabilities	31,086	34,801
Provisions	1,637	1,496

Total current liabilities	286,253	403,232

TOTAL LIABILITIES	456,073	531,385

TOTAL EQUITY AND LIABILITIES	1,286,520	1,419,262

^	Value is less than 0.5

11. Audited Consolidated statement of cash flows:

	Year ended March 31,
	2025	2026
Cash flows from operating activities
Profit for the year	132,180	132,655
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(606)	(393)
Depreciation, amortization and impairment expense	29,579	29,107
Unrealized exchange (gain)/loss, net	(623)	2,168
Share-based compensation expense	5,551	4,465
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(254)	(257)
Income tax expense	42,777	40,767
Finance and other income, net of finance expenses	(23,432)	(21,914)
Change in fair value of contingent consideration	(169)	49
Lifetime expected credit loss	324	2,838
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	1,894	(11,442)
(Increase(/Decrease in unbilled receivables and contract assets	(1,331)	(14,498)
(Increase(/Decrease in Inventories	213	184
(Increase(/Decrease in other financial assets and other assets	6,609	(205)
Increase(/Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	548	8,482
Increase(/Decrease) in contract liabilities	2,341	3,555

Cash generated from operating activities before taxes	195,601	175,561
Income taxes paid, net	(26,175)	(26,245)

Net cash generated from operating activities	169,426	149,316

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(14,737)	(15,603)
Proceeds from disposal of property, plant and equipment	1,822	758
Investment in associate	—	(352)
Payment for purchase of investments	(801,582)	(837,806)
Proceeds from sale of investments	706,520	816,732
Payment for business acquisitions including deposits and escrow, net of cash acquired	(964)	(26,033)
Repayment of security deposit for property, plant and equipment	(300)	—
Interest received	26,212	28,878
Dividend received	2,299	3

Net cash generated from/(used in) investing activities	(80,730)	(33,423)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	27	33
Repayment of loans and borrowings	(177,672)	(259,841)
Proceeds from loans and borrowings	195,595	253,089
Payment of lease liabilities	(10,474)	(11,561)
Payment for contingent consideration	—	(648)
Payment of deferred consideration on business combination	—	(221)
Interest and finance expenses paid	(8,689)	(6,336)
Payment of dividend	(62,750)	(115,206)
Payment of dividend to Non-controlling interest holders	—	(569)

Net cash generated from/(used) in financing activities	(63,963)	(141,260)

Net increase in cash and cash equivalents during the year	24,733	(25,367)
Effect of exchange rate changes on cash and cash equivalents	290	8,948
Cash and cash equivalents at the beginning of the year	96,951	121,974

Cash and cash equivalents at the end of the year	121,974	105,555

12. Events after the reporting period

a)

On April 5, 2026, the Company signed a definitive agreement to acquire Mindsprint, Olam Group’s IT services arm, a provider of technology and digital transformation services for a total consideration of USD 375 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded by quarter ending June 30, 2026.

b)

On April 14, 2026, the Company signed a definitive agreement to acquire select customer contracts of Alpha Net Consulting, a provider of enterprise software development, data engineering, and managed services for a total consideration (including earnouts) of USD 70.8 million. The acquisition is subject to customary closing conditions and is expected to be concluded by quarter ending June 30, 2026.

c)

On April 16, 2026, the Board of Directors approved a proposal to buyback of equity shares, subject to the approval of shareholders, for purchase by the Company of up to 600,000,000 equity shares of ₹ 2 each (being 5.7% of total number of equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 250 per equity share for an aggregate amount not exceeding ₹ 150,000, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended and the Companies Act, 2013 and rules made thereunder.

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: April 16, 2026	Chairman

Details as required under SEBI Master Circular for Compliance with the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with relevant Circulars issued by NSE and BSE, as amended from time to time:

Annexure A

Sl. No.	Particulars	Details
1.	Reason for change viz. appointment, reappointment, resignation, removal, death or otherwise	Ms. Tulsi Naidu (DIN: 03017471) who was appointed initially for a period of 5 years w.e.f. July 1, 2021, would complete her first term as an Independent Director of the Company on June 30, 2026. Hence, she is proposed to be reappointed as an Independent Director for a second term of 5 years w.e.f. July 1, 2026, to June 30, 2031. The re-appointment is subject to approval of the shareholders of the Company.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment	Re-appointment of Ms. Naidu as an Independent Director of the Company for a second term of 5 years w.e.f. July 1, 2026, to June 30, 2031. The re-appointment is subject to approval of the shareholders of the Company.

3.	Brief profile (in case of appointment)	Refer Annexure A-1

4.	Disclosure of relationships between directors (in case of appointment of a director)	NIL

5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 dated June 20, 2018 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Ms. Naidu is not debarred from holding the office of director by any SEBI order or any other such authority.

Annexure A-1

Brief profile of Ms. Tulsi Naidu:

Tulsi Naidu became a director of the Company in July 2021 and is a member of our Audit, Risk and Compliance Committee. She also serves as the Chairperson of our Nomination and Remuneration Committee. She has 29 years of financial services experience in Europe and Asia. She is Chief Executive Officer, Asia-Pacific of Zurich Insurance Group Ltd (“Zurich”), a member of Group Executive, a trustee of the Zurich Foundation. She also currently serves as a non-executive director on the Board of Directors of Zurich Kotak General Insurance Company (India) Limited. Prior to her current role, Ms. Naidu was CEO of Zurich Group in the United Kingdom.

Prior to joining Zurich, Ms. Naidu spent 14 years at Prudential Plc (upto 2016) in a variety of executive positions across their UK and Europe business. Her last position with Prudential was Executive Director, UK & Offshore. She was previously Chief Operating Officer for Prudential UK & Europe and prior to that held a number of general management roles.

Ms. Naidu has experience of over two decades as a reputed and internationally experienced leader from the financial services industry and comes with wide management experience and expertise across the fields of Strategy, Credit, Insurance, Information Technology including Cybersecurity and Risk management among others.

Ms. Naidu holds a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad and bachelor’s degree in Mathematics, Economics and Statistics from Nizam College, Hyderabad.

Annexure B

Buyback of Equity Shares

Sr. No.	Particulars	Details
1.	Number of securities proposed for buyback	Buyback of up to 60,00,00,000 (Sixty Crore) equity shares

2.	Number of securities proposed for buyback as a percentage of existing paid-up capital	Buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of face value of ₹ 2/- (Rupees Two only), representing 5.7% of the total paid-up equity share capital of the Company.

3.	Buyback price	₹ 250/- (Rupees Two Hundred and Fifty only) per equity share.

4.	Actual securities in number and percentage of existing paid-up capital bought back	The actual number of securities and percentage of the existing paid-up capital bought back shall be ascertained following completion of the buyback.

5.	Pre & Post shareholding pattern	The pre-buyback shareholding pattern is attached as Annexure B-1. The post buyback shareholding pattern of the Company shall be ascertained following completion of the buyback.

Annexure B-1

Pre-Buyback Shareholding Pattern of the Company as on April 10, 2026

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	46,30,51,682	4.41
Companies/Other Entities	7	7,15,37,89,216	68.21

Sub Total	11	7,61,68,40,898	72.62

Indian Financial Institutions	2	53,000	0.00
Banks	6	1,81,140	0.00
Mutual Funds	227	44,65,62,336	4.26

Sub Total	235	44,67,96,476	4.26

Foreign Holding:
Foreign Institutional Investors/Foreign Portfolio Investors	899	88,51,20,170	8.44
NRIs	32,724	9,83,39,027	0.94
ADRs	1	25,97,53,542	2.48
Foreign Nationals and Overseas Corporate Bodies	6	2,44,907	0.00

Sub Total	33,630	1,24,34,57,646	11.86

Indian Public, Corporates & Others	26,61,268	11,81,419,964	11.26

Total	26,95,144	10,48,85,14,984	100.00